[Letterhead of Cahill Gordon & Reindel LLP]

(212) 701-3000

February 1, 2008

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.  20549

Re:	Energy Partners, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006, as amended
Filed March 1, 2007

Form 10-Q for Fiscal Quarter ended March 31, 2007
Filed May 3, 2007

Form 10-Q for Fiscal Quarter ended June 30, 2007
Filed August 8, 2007

Form 10-Q for Fiscal Quarter ended September 30, 2007
Filed November 11, 2007

Schedule 14A
Filed May 4, 2007

File No. 001-16179

Mr. H. Roger Schwall
February 1, 2008

Dear Mr. Schwall:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated January 18, 2008 regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s filings listed above.  The Company has carefully considered your comments and, at the request and on behalf of the Company, we respectfully provide the responses below.  For your convenience, we have reproduced each comment from your letter immediately before the Company’s response.

Schedule 14A, Filed May 4, 2007

1. COMMENT:

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

RESPONSE:

The Company will comply with the comments 2 through 4 below in all future filings.  In comments 2 and 3 below, please see examples of the disclosure we intend to use in future filings.

2. & 3. COMMENTS:

Executive Compensation

Compensation Discussion and Analysis, page 11

2.            General

We note your response to our prior comment 11.  Explain why the company uses different peer groups in determining annual salary and whether performance goals are met.

3.            Annual Compensation, page 11

We note your response to our prior comment 12.  Provide a discussion of why the Committee made the awards it did.  It appears that only two of five goals were met, but that the committee awarded a bonus of 68% of target.  State whether the goals are weighted.

RESPONSE:

Mr. H. Roger Schwall
February 1, 2008

In future filings, the Company proposes to include changes to the following paragraphs of the section headed “Annual Compensation” under the section headed “Compensation Discussion and Analysis” (page 12), marked below for the suggested changes to our prior response, as an example:

Annual Compensation

            At least once each year, the Committee reviews the Company’s executive compensation program.  This review is conducted with the assistance of the Company’s compensation consultant.  The consultant’s analysis includes an assessment of the Company’s executive officers’ compensation levels compared to other executive officers in similar positions in the Company’s industry sector.  The annual base salary of each executive is determined by an analysis of the compensation paid to other executive officers in similar positions in the Company’s peer group and market data derived from a combination of sources, including published salary survey data of other exploration and production companies purchased from third parties.  The  peer group used for salary purposes for fiscal year 2006 salaries, which was determined in late 2005, was comprised of the following companies: ATP Oil & Gas Corp., Cabot Oil & Gas Corp., Comstock Resources Inc., Denbury Resources Inc., Houston Exploration Company, Meridian Resources Corp., Newfield Exploration Company, Remington Oil and Gas Corporation, Spinnaker Exploration Company, St. Mary Land & Exploration Company and Stone Energy Corp., which was the peer group published in the Company’s 2005 proxy statement.  The Committee targets the median to 75th percentile for base salary.  A competitive base salary is consistent with the Company’s long-term objectives of attracting and retaining highly qualified, competent executives.

            The incentive bonus is particularly aligned with the interests of the Company’s stockholders.  Incentive bonuses are based on quantitative and qualitative factors that the Committee may deem appropriate and the Committee’s assessment of the individual’s performance.  While the Committee does not apply a completely formulaic approach, in 2006 the quantitative factors considered consisted of predetermined targets of production growth (both organic and through acquisitions), reserve replacement, reserve replacement cost relative to peers, lease operating expense per barrel of oil equivalent (“Loe/Boe”) and the increase in value of the Company’s Common Stock relative to peers.  The Committee weighted each of these factors equally, and our Named Officers can receive up to a maximum of 200% of each quantitative target for specified performance exceeding the Company’s objectives.  The Committee has in the past adjusted tar-

Mr. H. Roger Schwall
Februay 1, 2008

gets for extraordinary events such as significant storms.  The Committee also compares the Company’s results against the results of its peer group.  The Committee does not set individual performance goals for the Company’s executives. The peer group used for the incentive bonus program was determined more than a year after the determination of the peer group used for base salaries and reflected the deletion of companies that were acquired as well as the addition of newly public companies.  The Committee determined that it was appropriate to use a peer group for reserve replacement costs that consisted of companies with significant Gulf of Mexico operations.  This peer group was determined in early 2007, and was comprised of ATP Oil & Gas Corp., Bois d’Arc Energy, Inc., Cabot Oil & Gas Corp., Comstock Resources Inc., Houston Exploration Company, Meridian Resources Corp., Newfield Exploration Company, Stone Energy Corp. and W&T Offshore, Inc.  The Committee reviewed data from two peer groups in its consideration of the stock price comparison target.  The first peer group, which was determined in early 2007, was comprised of the peer group published in the 2006 proxy statement, and consisted of ATP Oil & Gas Corp., Bois d’Arc Energy, Inc., Cabot Oil & Gas Corp., Comstock Resources Inc., Denbury Resources Inc., Houston Exploration Company, Meridian Resources Corp., Newfield Exploration Company, Stone Energy Corp., St. Mary Land & Exploration Company and W&T Offshore, Inc.  In addition, since the Committee was at the same time reviewing an interim summary of performance against performance share targets, they also reviewed information with respect to stock price on that peer group as well.  This second peer group, which is the peer group used for performance share purposes for incentive compensation awards granted early in fiscal year 2005 for the 2005-2007 performance share cycle, consisted of Bois d’Arc Energy, Inc., Meridian Resources Corp., Newfield Exploration Company, Stone Energy Corp. and W&T Offshore, Inc.

A target bonus percentage of base salary is predetermined and periodically reviewed for each executive on the basis of market practices, although actual bonus payments can be significantly affected by the Committee’s assessment of individual performance.  The target bonus percentages for the current Named Officers set forth in the Summary Compensation Table are as follows: Mr. Bachmann, 100%; Mr. Gobe, 65%; Mr. Peper, 55%; Mr. Woodall, 55%; Mr. Dykes, 50%; and Mr. LeBlanc, 40%.  The Committee targets the 75th percentile

Mr. H. Roger Schwall
February 1, 2008

for the combination of base salary and incentive bonus when results warrant.  In reviewing quantitative factors, the Committee will determine each year whether a threshold level of performance below the Company’s objectives is deserving of any bonus percentage, taking into account external factors beyond the control of the executives.

For 2006, the Committee determined that the Company exceeded its targets for production growth (actual of 14% with a target of 10%) and stock price performance when compared to the Company’s peer groups (from the market close on December 31, 2005 to December 31, 2006, the Company was in the top quartile and ranked first, respectively).  The Company did not meet its targets relative to reserve replacement (target of 130%, with an actual performance of 92%), Loe/Boe (target of $5.40, with an actual of $6.21) or reserve replacement cost (an indexed target based on peer performance, with an actual cost of $46.00 per Boe).  Based on these results, the Named Officers earned the maximum amount for stock performance (40%), and slightly in excess of target for production growth (28%), and the Committee determined that a bonus in accordance with the Company’s quantitative factors of 68% of target was warranted.  The bonuses for Named Officers are set forth below under “— Summary Compensation.” The Committee has not yet established the corporate targets that are to serve as the quantitative factors used in determining incentive bonuses for 2007 performance.

10-K for fiscal year end December 31, 2006

Exhibit 99.2

4.            COMMENT:

We note that Exhibit 99.2, which is a the cover letter to the Ryder Scott reserve report, contains volumes and values of unproved reserves.  Please confirm to us that in all future filings you will only disclose volumes, values and information of proved reserves.  See Instruction 5 of Items 102 of Regulation S-K.

RESPONSE:

In all future filings, we will only disclose volumes, values and information of proved reserves.

Mr. H. Roger Schwall
February 1, 2008

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Company’s disclosure or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
February 1, 2008

If you have any questions about the Company’s response to your comments or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely, /s/ John Schuster John Schuster

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.  20549

cc:            John H. Peper